Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Presents Third Quarter 2008 Financial Results

Quarterly revenues of $14.7 million; Gross margin totals 54.5%
Continues to generate cash with $1.4 million sequential increase in cash balances

BILLERICA, Mass. and HERZLIYA, Israel– October 29, 2008 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for data centers, today announced financial results for the three-month period ended September 30, 2008.

Financial Highlights
o	Revenues total $14.7 million; Nine-month revenues increase 35% YoY to $48.4 million
o	Gross margin for third quarter of 2008 increases to 54.5%, compared to 43.6% in third quarter 2007
o	Non-GAAP third quarter of 2008 net loss totals $443 thousand; GAAP quarterly net loss totals $918 thousand
o	Cash and equivalents at September 30, 2008 reach $58.0 million, up from $56.6 million at June 30, 2008

Revenues for the third quarter of 2008 totaled $14.7 million, compared to $15.5 million in the third quarter of 2007, in line with the preliminary results issued by the Company on October 7, 2008.

Gross profit for the third quarter of 2008 totaled $8.0 million, an increase of 18% compared to $6.8 million in the third quarter of 2007. Gross margin for the third quarter of 2008 reached 54.5%, a substantial improvement from the 43.6% gross margin for the third quarter of 2007.

Operating loss for the third quarter of 2008 totaled $1.2 million, compared to operating profit of $0.2 million in the third quarter of 2007. Net loss for the third quarter of 2008 totaled $0.9 million, or a $0.04 loss per share, compared to a net loss, after non-cash accretion of redeemable preferred shares, of $18.3 million, or a $1.25 loss per share, in the third quarter of 2007.

Operating loss, on a non-GAAP basis, for the third quarter of 2008 totaled $0.7 million, compared to a non-GAAP operating profit of $0.5 million in the third quarter of 2007. Net loss, on a non-GAAP basis, for the third quarter of 2008 totaled $0.4 million, or a $0.02 loss per share, compared to a non-GAAP net profit of $0.8 million, or $0.04 per share, in the third quarter of 2007.

Cash, cash equivalents, and marketable bonds and securities as of September 30, 2008 totaled $58.0 million, compared to $56.6 million as of June 30, 2008.

Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, "The third quarter was characterized by important business achievements, confounded by the impact of the turbulent capital markets on certain of our customers. We are disappointed with the lower than anticipated revenues and the resulting loss, however continue to be encouraged by our business progress in terms of new partnerships and product launches."

"Several weeks ago Oracle and HP launched their new Database Machine based on Voltaire InfiniBand, which provides unprecedented performance for large Oracle database environments. This is a major achievement for us as Oracle is now selling Voltaire hardware as part of their solution and every system that ships will include Voltaire switches. Furthermore, this quarter we continued to broaden our product portfolio with the launch of the 40 Gbps QDR InfiniBand switching platform,” added Mr. Kenneth. "Moving ahead, as we enter these challenging times, we intend to continue to leverage our three pronged growth strategy - our vertical market approach, OEM partnerships, and leading and differentiated products - paired with our strong cash position, to identify and meet new growth opportunities."

Outlook
In light of the current operating environment, management expects revenues for the fourth quarter of 2008 to be in the range of $14.0 - $16.0 million, resulting in expected revenues for full year 2008 in the range of $62.4 - $64.4 million, an increase of 17% - 21% over full year 2007. Loss per share, on a non-GAAP basis, in the fourth quarter 2008 is expected to be in the range of $0.08 - $0.02 per share.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am ET. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:                    1-866-345-5855            UK Dial-in Number:                        0-800-404-8418
Israel Dial-in Number:                    03-918-0609             International Dial-in Number:     +972-3-918-0609
at 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website - www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available starting several hours following the call. The replay will be accessible under the Investor Relations section website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, (ii) the non-cash expense recorded in relation to the accretion of redeemable convertible preferred shares, (iii) the non-cash expense related to changes in fair value of outstanding warrants, (iv) the amortization of deferred charges on these warrants and (v) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance. Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Accretion of Redeemable Convertible Preferred Shares
The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the company at the shares’ current fair market value. As the put option was eliminated when the shares converted into ordinary shares at the IPO, the charge in 2007 represents the change in value of those preferred shares accrued through to the date of the Company’s initial public offering, July 25, 2007, based upon the IPO valuation. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. In particular, Voltaire has provided an outlook on its projects results of operations. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008. In addition to those risks, the recent sub-prime mortgage crisis in the United States and the resulting financial crisis have directly impacted a number of financial institution customers, as well as customers in range of other industries. We face the risk that our clients may cancel existing orders or delay or fail to place projected orders due to the current financial situation. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,931	$52,239
Available for sale marketable securities	23,324	6,142
Restricted deposit	1,354	-
Accounts receivable:
Trade	10,611	9,772
Other	1,911	1,390
Deferred cost	268	672
Inventories	5,939	5,683
Total current assets	73,338	75,898
NON-CURRENT ASSETS:
Restricted long-term deposits	245	241
Long-term deposits	178	160
Available for sale marketable securities	4,761	995
Deferred income taxes	844	967
Funds in respect of employee rights upon retirement	1,899	1,252
	7,927	3,615
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3,334	3,010
Total assets	$84,599	$82,523
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$7,755	$6,364
Other	5,518	6,134
Deferred revenues	4,491	3,792
Total current liabilities	17,764	16,290
LONG-TERM LIABILITIES:
Accrued severance pay	2,842	2,006
Deferred revenues	3,286	2,524
Total long-term liabilities	6,128	4,530
Total liabilities	23,892	20,820

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value	2,787	2,786
Additional Paid-in capital	148,811	147,194
Accumulated other comprehensive income	(24)	(4)
Accumulated deficit	(90,867)	(88,273)
Total shareholders’ equity	60,707	61,703
Total liabilities and shareholders’ equity	$84,599	$82,523

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
REVENUES	$14,666	$15,500	$48,381	$35,746
COST OF REVENUES	6,679	8,743	25,085	21,183
GROSS PROFIT	7,987	6,757	23,296	14,563
OPERATING EXPENSES:
Research and development	3,914	2,484	11,051	7,724
Sales and marketing	3,350	2,696	10,046	7,210
General and administrative	1,890	1,386	5,441	3,367
Total operating expenses	9,154	6,566	26,538	18,301
INCOME (LOSS) FROM OPERATION	(1,167)	191	(3,242)	(3,738)
FINANCIAL INCOME (EXPENSES), net	326	34	1,147	(354)
INCOME (LOSS) BEFORE TAX	(841)	225	(2,095)	(4,092)
TAX EXPENSES	(77)	(91)	(499)	(226)
NET INCOME (LOSS) before accretion of redeemable convertible preferred shares	$(918)	$134	$(2,594)	$(4,318)

Accretion of redeemable convertible preferred shares	-	(17,355)	-	(23,608)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	-	(1,088)	-	(1,386)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(918)	$(18,309)	$(2,594)	$(29,312)

Net loss per share attributable to ordinary shareholders:
Basic	$(0.04)	$(1.25)	$(0.13)	$(5.45)
Diluted	$(0.04)	$(1.25)	$(0.13)	$(5.45)
Weighted average number of ordinary shares:
Basic	20,898,748	14,609,125	20,724,708	5,374,898
Diluted	20,898,748	14,609,125	20,724,708	5,374,898

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
REVENUES	$14,666	$15,500	$48,381	$35,746
COST OF REVENUES	6,674	8,743	22,996	21,183
GROSS PROFIT	7,992	6,757	25,385	14,563
OPERATING EXPENSES:
Research and development	3,818	2,434	10,793	7,613
Sales and marketing	3,228	2,627	9,715	7,059
General and administrative	1,638	1,164	4,742	2,869
Total operating expenses	8,684	6,225	25,250	17,541
PROFIT (LOSS) FROM OPERATION	(692)	532	135	(2,978)
FINANCIAL INCOME, net	326	320	1,147	316
INCOME (LOSS) BEFORE TAX	(366)	852	1,282	(2,662)
TAX EXPENSES	(77)	(91)	(499)	(226)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(443)	$761	$783	$(2,888)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.02)	$0.04	$0.04	$(0.18)
Diluted	$(0.02)	$0.04	$0.03	$(0.18)
Weighted average number of ordinary shares:
Basic	20,898,748	18,550,562	20,724,708	15,690,516
Diluted	20,898,748	20,714,170	22,630,255	15,690,516

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30, 2008			Nine months ended September 30, 2008
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP
	(unaudited)			(unaudited)
REVENUES	$14,666		$14,666	$48,381		$48,381
COST OF REVENUES (1) ,(2)	6,679	(5)	6,674	25,085	(2,089)	22,996
GROSS PROFIT	7,987	5	7,992	23,296	2,089	25,385
OPERATING EXPENSES:
Research and development (2)	3,914	(96)	3,818	11,051	(258)	10,793
Sales and marketing (2)	3,350	(122)	3,228	10,046	(331)	9,715
General and administrative (2)	1,890	(252)	1,638	5,441	(699)	4,742
Total operating expenses	9,154	(470)	8,684	26,538	(1,288)	25,250
PROFIT (LOSS) FROM OPERATION	(1,167)	475	(692)	(3,242)	3,377	135
FINANCIAL INCOME, net	326		326	1,147		1,147
INCOME (LOSS) BEFORE TAX	(841)	475	(366)	(2,095)	3,377	1,282
TAX EXPENSES	(77)		(77)	(499)		(499)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(918)	475	$(443)	$(2,594)	3,377	$783

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.04)		$(0.02)	$(0.13)		$0.04
Diluted	$(0.04)		$(0.02)	$(0.13)		$0.03
Weighted average number of ordinary shares:
Basic	20,898,748		20,898,748	20,724,708		20,724,708
Diluted	20,898,748		20,898,748	20,724,708		22,630,255

(1) Adjustment related to termination of the participation in the Chief Scientist grant program.
(2) Adjustments related to share-based compensation expenses.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss), before accretion of redeemable convertible preferred shares	$(918)	$134	$(2,594)	$(4,318)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	365	269	1,024	669
Deferred income taxes	31	-	92	-
Change in accrued severance pay	166	226	836	402
Non-cash share-based compensation expenses	475	341	1,305	760
Amortization of deferred charges	-	288	-	346
Revaluation of warrant liabilities	-	(2)	-	324
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	2,649	3,746	(961)	4,804
Increase (decrease) in accounts payable and accruals	1,928	(5,711)	2,233	(5,486)
Decrease (increase) in inventories	(1,625)	952	(256)	(4,398)
Net cash provided by (used in) operating activities	3,071	243	1,679	(6,897)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(853)	-	(1,354)	-
Purchase of property and equipment	(699)	(693)	(1,436)	(1,902)
Investment in marketable securities	(26,918)	-	(61,150)	-
Proceeds from sale of marketable securities	21,037	-	40,305	-
Amounts funded in respect of employee rights upon retirement	(139)	(173)	(647)	(235)
Increase in long-term deposits	(1)	(12)	(18)	(12)
Net cash used in investing activities	(7,573)	(878)	(24,300)	(2,149)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of issuance costs	-	46,209	-	46,209
Proceeds from exercise of options	8	37	313	136
Principal payment on loan	-	(5,000)	-	(5,000)
Issuance of redeemable convertible preferred shares, net of issuance expenses	-	-	-	11,374
Net cash provided by financing activities	8	41,246	313	52,719
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,494)	40,611	(22,308)	43,673
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	34,425	13,299	52,239	10,237
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,931	$53,910	29,931	$53,910

Supplemental disclosure of non-cash activities:
Cumulative adjustment from adoption of FIN 48	$-	$-	$-	$221
Accrued expenses related to IPO	$-	$508	$-	$508
Conversion of redeemable convertible preferred shares to ordinary shares	$-	$99,958	$-	$99,958
Conversion of warrants on of redeemable convertible preferred shares to warrants on ordinary shares	$-	$1,019	$-	$1,019